Lend Lease

Asset Management, L.P.

Management Assertion

As of and for the year ended December 31, 2002, Lend Lease Asset Management L.P. (the Partnership) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers set forth in Appendix A, to the extent such standards were applicable to the special servicing performed by the Partnership. A list of portfolios covered by this assertion is included in Appendix B. As of and for this same period, the Partnership had in effect a fidelity bond and errors and omissions policy in the amount of $25,000,000.

David Altshuler Elaine K. Miller

David Altshuler Elaine K. Miller

Principal, Accounting Principal, Asset Management

February 3, 2003